UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No     )*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Titles of Class of Securities)

24703L202

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 24703L202	Page 2 of 19

1	NAME OF REPORTING PERSON Silver Lake Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 59,317,156 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 59,317,156 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,317,156 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 59,317,156 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class B Common Stock beneficially owned represent 8.3% of the total common stock of Dell Technologies, Inc. (the “Issuer”) outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 3 of 19

1	NAME OF REPORTING PERSON Silver Lake Technology Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,693,974 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,693,974 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,974 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 1,693,974 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 0.2% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 4 of 19

1	NAME OF REPORTING PERSON SLP Denali Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 35,301,641(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 35,301,641(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,301,641(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 35,301,641 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 5 of 19

1	NAME OF REPORTING PERSON SLP Denali Co-Invest GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 35,301,641(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 35,301,641(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,301,641(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 35,301,641 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 6 of 19

1	NAME OF REPORTING PERSON Silver Lake Technology Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 96,312,771(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 96,312,771(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,312,771(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.9%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 96,312,771 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 13.4% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 7 of 19

1	NAME OF REPORTING PERSON SLTA III (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 96,312,771(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 96,312,771(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,312,771(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.9%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 96,312,771 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 13.4% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 8 of 19

1	NAME OF REPORTING PERSON Silver Lake Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 40,084,313(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 40,084,313(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,084,313(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 40,084,313 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.6% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 9 of 19

1	NAME OF REPORTING PERSON Silver Lake Technology Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 589,774(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 589,774(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,774(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 589,774 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 0.1% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 10 of 19

1	NAME OF REPORTING PERSON Silver Lake Technology Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 40,674,087(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 40,674,087(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,674,087(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Reflects 40,674,087 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 11 of 19

1	NAME OF REPORTING PERSON SLTA IV (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 40,674,087(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 40,674,087(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,674,087(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 40,674,087 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 12 of 19

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 136,986,858(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 136,986,858(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,986,858(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.3%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 136,986,858 shares of Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 19.1% of the total common stock of the Issuer outstanding. See Item 4.

Schedule 13G
CUSIP No. 24703L202	Page 13 of 19

Item 1(a).	Name of Issuer:

Dell Technologies Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Dell Way

Round Rock, Texas 78682

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Partners III, L.P., a Delaware limited partnership (“SLP III”), Silver Lake Technology Investors III, L.P., a Delaware limited partnership (“SLTI III”), SLP Denali Co-Invest, L.P., a Delaware limited partnership (“SLP Denali”), SLP Denali Co-Invest GP, L.L.C., a Delaware limited liability company (“SLP Denali GP”), Silver Lake Technology Associates III, L.P., a Delaware limited partnership (“SLTA III”), SLTA III (GP), L.L.C., a Delaware limited liability company (“SLTA III GP”), Silver Lake Partners IV, L.P., a Delaware limited partnership (“SLP IV”), Silver Lake Technology Investors IV, L.P., a Delaware limited partnership (“SLTI IV”), Silver Lake Technology Associates IV, L.P., a Delaware limited partnership (“SLTA IV”), SLTA IV (GP), L.L.C., a Delaware limited liability company (“SLTA IV GP”), and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

The general partner of each of SLP III and SLTI III is SLTA III. The general partner of SLP Denali is SLP Denali GP, and the managing member of SLP Denali GP is SLTA III. The general partner of SLTA III is SLTA III GP. The general partner of each of SLP IV and SLTI IV is SLTA IV, and the general partner of SLTA IV is SLTA IV GP. The managing member of SLTA III GP and SLTA IV GP is SLG.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d).	Titles of Classes of Securities:

Class C common stock, par value $0.01 per share (“Class C Common Stock”).

Item 2(e).	CUSIP Number:

24703L202

Schedule 13G
CUSIP No. 24703L202	Page 14 of 19

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G and the information set forth or incorporated in Item 2 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 136,986,858 shares of the Issuer’s Class B Common Stock, which constitutes approximately 19.1% of the total outstanding common stock of the Issuer, based on 718,434,605 shares of common stock outstanding in total as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018.

Subject to certain exceptions, the Issuer’s amended and restated certificate of incorporation provides each holder of record of Class A Common Stock and Class B Common Stock is entitled to 10 votes per share of Class A Common Stock and Class B Common Stock, respectively, and each holder of record of Class C Common Stock is entitled to one vote per share of Class C Common Stock. As a result of the above, the 136,986,858 shares of Class B Common Stock beneficially owned in the aggregate by the Reporting Persons is entitled to approximately 24.3% of the combined voting power of the common stock of the Issuer, based on 718,434,605 shares of common stock outstanding in total, including 171,909,324 shares of Class C Common Stock outstanding, as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018.

Schedule 13G
CUSIP No. 24703L202	Page 15 of 19

The Reporting Persons may be deemed to beneficially own an aggregate of 136,986,858 shares of the Issuer’s Class C Common Stock, based on 136,986,858 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class C Common Stock on a one-for-one basis at any time at the holder’s election, representing approximately 44.3% of the issued and outstanding shares of the Issuer’s Class C Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act, based on 171,909,324 shares of Class C Common Stock of the Issuer outstanding as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018 and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

The references to and description of the Issuer’s amended and restated certificate of incorporation set forth above is not intended to be complete and is qualified in its entirety by reference to the full text of such certificate, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2018.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Schedule 13G
CUSIP No. 24703L202	Page 16 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Schedule 13G
CUSIP No. 24703L202	Page 17 of 19

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Schedule 13G
CUSIP No. 24703L202	Page 18 of 19

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Schedule 13G
CUSIP No. 24703L202	Page 19 of 19

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.